AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1997
                                                      REGISTRATION NO. 333-10807

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:


                       GOVERNMENT SECURITIES INCOME FUND
                                GNMA SERIES--2A
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITORS:

                   MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.    PAINEWEBBER INCORPORATED
        FENNER &               388 GREENWICH         1285 AVENUE OF THE
   SMITH INCORPORATED       STREET--23RD FLOOR            AMERICAS
  UNIT INVESTMENT TRUST     NEW YORK, NY 10013       NEW YORK, NY 10019
        DIVISION
      P.O. BOX 9051
PRINCETON, NJ 08543-9051

  PRUDENTIAL SECURITIES
      INCORPORATED
   ONE NEW YORK PLAZA
   NEW YORK, NY 10292
                                                  DEAN WITTER REYNOLDS INC.
                                                       TWO WORLD TRADE
                                                     CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.      LAURIE A. HESSLEIN        ROBERT E. HOLLEY
      P.O. BOX 9051        388 GREENWICH STREET       1200 HARBOR BLVD.
PRINCETON, NJ 08543-9051    NEW YORK, NY 10013       WEEHAWKEN, NJ 07087

                                COPIES TO:
                          PIERRE DE SAINT PHALLE,    DOUGLAS LOWE, ESQ.
   LEE B. SPENCER, JR.             ESQ.           130 LIBERTY STREET--29TH
   ONE NEW YORK PLAZA      450 LEXINGTON AVENUE             FLOOR
   NEW YORK, NY 10292       NEW YORK, NY 10017       NEW YORK, NY 10006

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED: Indefinite

G. AMOUNT OF FILING FEE: Not applicable

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.


/ x / Check box if it is proposed that this filing will become effective upon filing on August 29, 1997, pursuant to Rule 487.


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
                                                   DEFINED ASSET FUNDSSM
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GOVERNMENT                    6.60% ESTIMATED CURRENT RETURN shows the estimated
SECURITIES                    annual cash to be received from interest-bearing
INCOME FUND                   securities in the Portfolio (net of estimated
GNMA SERIES--2A               annual expenses) divided by the Public Offering
(A UNIT INVESTMENT TRUST)     Price (including the maximum sales charge).
------------------------------6.46% ESTIMATED LONG TERM RETURN is a measure of
/ / MONTHLY INCOME            the estimated return over the estimated life of
6.60%                         the Fund (about 10 years). This represents an
ESTIMATED CURRENT RETURN      average of the yields to maturity (or in certain
6.46%                         cases, to an earlier call date) of the individual
ESTIMATED LONG TERM RETURN    securities in the Portfolio, adjusted to reflect
AS OF AUGUST 28, 1997         the maximum sales charge and estimated expenses.
                              The average yield for the Portfolio is derived by weighting each security's yield by its market value and the time remaining to the call or maturity date, depending on how the security is priced. Unlike Estimated Current Return, Estimated
                              Long Term Return takes into account maturities, discounts and premiums of the underlying bonds.
                              No return estimate can be predictive of your actual return because returns will vary with purchase price (including sales charges), how long units are held, changes in Portfolio composition, changes in interest income and changes in fees and expenses. Therefore, Estimated Current Return and
                              Estimated Long Term Return are designed to be comparative rather than predictive. A yield calculation which is more comparable to an individual security may be higher or lower than Estimated Current Return or Estimated Long Term
                              Return which are more comparable to return calculations used by other investment products.



                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
Prudential Securities          1-800-221-7771.
Incorporated                   Prospectus dated August 29, 1997.
Dean Witter Reynolds Inc.      INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
PaineWebber Incorporated       AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored over the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International equity and bond portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
----------------------------------------------------------------
Defined GNMA Series
----------------------------------------------------------------
Our defined portfolio of mortgage-backed GNMA Securities offers you a simple and convenient way to participate in the GNMA market and obtain monthly income while earning an attractive return as well as the assurance of an investment in securities that are guaranteed by GNMA, a federal agency.

INVESTMENT OBJECTIVES

To obtain safety of capital and current monthly income distributions through investment in a portfolio of interest-bearing GNMA securities. The full faith and credit of the United States is pledged to the payment of the Securities but the units of the Fund, as such, are not directly backed.
----------------------------------------------------------------
Defining Your Portfolio
----------------------------------------------------------------

PROFESSIONAL SELECTION AND SUPERVISION
The Portfolio of Securities is selected by experienced buyers. The Fund is not actively managed; however, it is regularly reviewed and a Security can be sold if retaining it is considered detrimental to investors' interests.

PORTFOLIO COMPOSITION


The Portfolio consists of two different issues of mortgage-backed Securities of the modified pass-through type guaranteed by the Government National Mortgage Association (GNMA): 6% Ginnie Maes maturing 8/15/14 to 9/15/27, 40%; 7.5% Ginnie Maes maturing 8/15/14 to 9/15/27, 60%. All of the Ginnie Maes in the Fund are backed by pools of long term mortgages on 1-to 4-family dwellings. The Ginnie Maes are fully guaranteed as to payment of principal and interest by GNMA.

TAX INFORMATION

Distributions of ordinary income or capital gain from the Fund will be included in a U.S. investor's gross income, but will not be eligible for the dividends-received deduction for corporations. Under the recently enacted Taxpayer Relief Act of 1997, investors who are individuals and have held their units for more than 18 months may be entitled to a 20% maximum federal tax rate for gains from the sale of these units. It is not clear at the time of printing this prospectus whether or how the new 20% rate will apply to distributions from the Fund.

The Fund is not likely to be suitable for foreign investors (including nonresident alien individuals and foreign corporations) not engaged in U.S.
trade or business, because distributions to foreign investors (if not designated as capital gain dividends) will generally be subject to 30% U.S. withholding tax (or a lower applicable treaty rate), whereas interest income of the type received by the Fund would generally not have been subject to withholding if it had been received directly by foreign investors. Under certain circumstances, withholding agents will file with the Internal Revenue Service foreign person information returns. (See Taxes in Part B.)
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Defining Your Investment
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PUBLIC OFFERING PRICE PER 1,000 UNITS                                  $1,026.69

The Public Offering Price as of August 28, 1997, the business day prior to the Initial Date of Deposit, is based on the aggregate offer side value of the underlying Securities in the Fund ($492,812.00), plus a maximum sales charge of 4.167% of the value of the Securities, divided by the number of units (500,000) times 1,000. The Public Offering Price on any subsequent date will vary. An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. The underlying Securities are evaluated by an independent evaluator at 3:30 p.m. Eastern time.

LOW MINIMUM INVESTMENT


You can get started with a minimum purchase of $250. There is no minimum purchase for payroll deduction plans.


REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into a separate portfolio of mortgage-backed securities. Reinvesting helps to compound your income.

TERMINATION DATE

The Fund will generally terminate no later than one year following the maturity date of the last maturing Security listed in the Portfolio. The Fund may be terminated earlier if the value is less than 40% of the face amount of Securities deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss associated with the Fund will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a gain of $1,530.75 on the initial deposit of the Securities and a gain or loss on subsequent deposits of additional Securities (see Underwriters' and Sponsors' Profits in Part B).
----------------------------------------------------------------
Defining Your Risks
----------------------------------------------------------------
RISK FACTORS

U.S. Government securities are not affected by credit risk but are subject to changes in market value resulting from changes in interest rates. Unit price fluctuates and the value of units will decline if interest rates increase. The mortgages underlying the GNMA Securities are amortized, and there is no prepayment protection. The potential for appreciation that might otherwise result from a decline in interest rates would be limited by any increase in prepayments by mortgagors as interest rates decline. Investors may also receive payments of principal sooner than anticipated, and interest payments will decrease as principal is returned. Because regular payments of principal will be received over the life of the Fund and because of the possible maturity, sale or other disposition of Securities, the size, composition and return of the Portfolio may change at any time. Because of the sales charges, returns of principal and fluctuations in unit price, among other reasons, the sale price will generally be less than the cost of your units. There is no guarantee that the Fund will achieve its investment objective.

The Fund itself is not backed by the full faith and credit of the U.S. Government (see Risk Factors in Part B).
----------------------------------------------------------------
Defining Your Costs
----------------------------------------------------------------
SALES CHARGES

Although the Fund is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                          As a %             As a %
                                   of Initial Offer-   of Secondary
                                             ing             Market
                                   Period Public      Public Offering
                                   Offering Price             Price
                                   -----------------  -----------------
Maximum Sales Charges                      4.00%               4.25%


The Fund (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

ESTIMATED ANNUAL FUND OPERATING EXPENSES



                                         As a %
                                     of Average         Per 1,000
                                    Net Assets*             Units
                                  -----------------  --------------
Trustee's Fee                              .086%       $     0.84
Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .026%       $     0.25
Organizational Expenses                    .020%       $     0.20
Evaluator's Fee                            .001%       $     0.01
Other Operating Expenses                   .013%       $     0.13
                                  -----------------  --------------
TOTAL                                      .146%       $     1.43


------------
* Based on the mean of the bid and offer side evaluations.

COSTS OVER TIME


You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods:


 1 Year     3 Years    5 Years    10 Years
   $41        $44        $48         $58



The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option not offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

REDEEMING OR SELLING YOUR INVESTMENT


You may redeem or sell your units at any time. Your price is based on the Fund's then current net asset value (based on the offer bid side evaluation of the Securities during the initial public offering period and on the lower, bid side evaluation thereafter, as determined by an independent evaluator), plus principal cash, if any, as well as accrued interest. The bid side redemption and secondary market repurchase price per 1,000 units as of August 28, 1997 was $982.51 ($44.18 less than the Public Offering Price). There is no fee for redeeming or selling your units.
----------------------------------------------------------------
Defining Your Income
----------------------------------------------------------------

MONTHLY INTEREST INCOME

The Fund pays monthly income.

WHAT YOU MAY EXPECT
(PAYABLE ON THE 23RD DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 17TH DAY OF THE MONTH):


Regular Monthly Income per 1,000 units
(Beginning on September 23, 1997):                      $    5.64
Annual Income per 1,000 units:                          $   67.77

-----------------------------------
Defined GNMA Portfolio
-----------------------------------


Government Securities Income Fund
GNMA Series--2A         August 29, 1997

                                                          FACE                  RANGE OF STATED
               PORTFOLIO NO. AND TITLE                   AMOUNT      COUPON      MATURITIES(1)      COST TO FUND(2)
------------------------------------------------------  ---------   --------  -------------------  ----------------
1. Government National Mortgage
   Association, Modified
   Pass-Through Mortgage-Backed Se-
   curities                           $    200,000        6.000%        8/15/14 to 9/15/27   $   188,876.00
2. Government National Mortgage
   Association, Modified
   Pass-Through Mortgage-Backed Se-
   curities                                300,000        7.500         8/15/14 to 9/15/27       303,936.00
                                     --------------                                         ----------------
                                      $    500,000                                           $   492,812.00
                                     --------------                                         ----------------
                                     --------------                                         ----------------

------------------------------------
(1) The face amount of securities listed as having the range of maturities shown is an aggregate of individual Securities having varying ranges of maturities within that shown. They are listed as one category of Securities with a single range of maturities because of current market conditions that accord no difference in price among the Securities grouped together on the basis of the difference in their maturity ranges. At some time in the future, however, the difference in maturity ranges could affect the market value of the individual Securities. In addition to the information as to the GNMA modified pass-through mortgage-backed Securities set forth above, the Trustee will furnish investors a statement listing the name of issuer, pool number, interest rate, maturity date and above amount for each Security in the Portfolio upon written request.
(2) Evaluation of the Securities by the Evaluator is made on the basis of current offer side evaluation. On this basis, 60% of the Securities were deposited at a premium and 40% at a discount from par. On the business day prior to the Initial Date of Deposit, the bid side evaluation was 0.32% lower than the offer side evaluation.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Government Securities Income Fund, GNMA Series--2A, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the related portfolio included in the prospectus of the Fund as of August 29, 1997. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of August 29, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
NEW YORK, N.Y.
AUGUST 29, 1997

                  STATEMENT OF CONDITION AS OF AUGUST 29, 1997

TRUST PROPERTY


Investments--Securities and Contracts to purchase
  Securities(1)                                          $         492,812.00
Accrued interest to Initial Date of Deposit on underlying
  Securities                                                         2,012.50
Organizational costs(2)                                            100,000.00
                                                         --------------------
           Total                                         $         594,824.50
                                                         --------------------
                                                         --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Accrued interest to Initial Date of Deposit
  on underlying Securities(3)                            $           2,012.50
Accrued Liability(2)                                               100,000.00
                                                         --------------------
Subtotal                                                           102,012.50
                                                         --------------------
Interest of Holders of 500,000 Units of fractional
  undivided interest outstanding:
Cost to investors(4)                                               513,347.00
Gross underwriting commissions(5)                                  (20,535.00)
                                                         --------------------
Subtotal                                                 $         492,812.00
                                                         --------------------
Total                                                    $         594,824.50
                                                         --------------------
                                                         --------------------


---------------

          (1) Aggregate cost to the Fund of the securities under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the securities are collateralized by an irrevocable letter of credit which has been issued by Fuji Bank, Ltd., New York Agency, in the amount of $493,293.75 and deposited with the Trustee. The amount of the letter of credit includes $491,281.25 for the purchase of $500,000.00 face amount of the securities, plus $2,012.50 for accrued interest.
          (2) This represents a portion of the Fund's organizational costs which will be deferred and amortized over five years. Organizational costs have been estimated based on a projected Fund size of $100,000,000. To the extent the Fund is larger or smaller, the amount paid may vary.
          (3) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the securities as of the initial date of deposit.
          (4) Aggregate public offering price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying securities as of the evaluation time on the business day prior to the Initial Date of Deposit.
          (5) Assumes the maximum sales charge of 4.00% of the Public Offering Price (4.167% of the value of the Securities).

                       GOVERNMENT SECURITIES INCOME FUND
                                GNMA SERIES--2A
                              DEFINED ASSET FUNDS


I want to learn more about automatic reinvestment in the GNMA Fund Investment Accumulation Program, Inc. Please send me information about the Program and a current Prospectus.


My Name (please print)              Registered Holder
My Address, including
Zip Code (please print)
                                    Registered Holder
                               (Two signatures required if
                                      joint tenancy)

12345678

BUSINESS REPLY MAIL                                              NO POSTAGE
FIRST CLASS PERMIT NO. 1313, NEW YORK, NY                        NECESSARY
                                                                 IF MAILED
POSTAGE WILL BE PAID BY ADDRESSEE                                  IN THE
          THE BANK OF NEW YORK (GNMA--2A)                      UNITED STATES
          UNIT INVESTMENT TRUST DEPARTMENT
          P.O. BOX 974 - WALL STREET DIVISION
          NEW YORK, NY 10268-0974


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                            (Fold along this line.)

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                            (Fold along this line.)

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                       GOVERNMENT SECURITIES INCOME FUND
                                  GNMA SERIES

   THIS PART B OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED OR
                              PRECEDED BY PART A.
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS OF WRITING OR CALLING THE TRUSTEE, AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.

                                     Index


                                                          PAGE
                                                        ---------
Fund Description......................................          1
Risk Factors..........................................          2
How to Buy Units......................................          4
How to Redeem or Sell Units...........................          4
Income and Distributions..............................          5
Fund Expenses.........................................          6
                                                          PAGE
                                                        ---------
Taxes.................................................          7
Records and Reports...................................          9
Trust Indenture.......................................          9
Miscellaneous.........................................         10
Supplemental Information..............................         11
Appendix A--Sales Charge Schedules....................        a-1



FUND DESCRIPTION

PORTFOLIO SELECTION

     Professional buyers for Defined Asset Funds, with access to extensive research, selected the Securities for the Portfolio after considering the Fund's investment objectives as well as the availability of the Securities, the price of the Securities compared to similar securities and the extent to which they were trading at discounts or premiums to par, and the maturities of the Securities. Only issues meeting these stringent criteria of Defined Asset Funds are included in the Portfolio. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield. A summary of the Securities in the Portfolio appears in Part A of the Prospectus.

     The deposit of the Securities in the Fund on the initial date of deposit established a proportionate relationship between the face amount of the Securities. Following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent possible that original proportionate relationship.

     Yields on GNMA mortgage-backed securities depend on many factors including general money market conditions, general conditions of the corporate and mortgage-backed bond markets and prevailing interest rates.

     Because each Defined Asset Fund is a preselected portfolio of securities, you know the terms of the Securities before you invest. Of course, the Portfolio will change somewhat over time, as additional Securities are deposited in order to create new Units, and as Securities mature, are redeemed or are sold to meet Unit redemptions or in other limited circumstances.

GINNIE MAES

     The Ginnie Maes in the Portfolio have been issued by the Government National Mortgage Association (GNMA), which is a wholly-owned U.S. government corporation within the Department of Housing and Urban Development.

     The Ginnie Maes are of the 'modified pass-through' type, the terms of which provide for timely monthly payment by the issuers to the registered holders (including the Fund) of their pro rata shares of the scheduled principal payments on account of the mortgages backing these Ginnie Maes, plus any prepayments of principal of such mortgages received, and interest on the aggregate unpaid principal balance of these Ginnie Maes. Ginnie Maes are guaranteed by GNMA as to timely payment of principal and interst. The full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under the guaranty.

     All mortgages in the pools backing the Ginnie Maes contained in the Portfolio are mortgages on 1-to 4-family dwellings (amortizing over a period of up to 30 years). In general, the mortgages in these pools provide for equal monthly payments over the life of the mortgage (aside from prepayments), designed to repay the principal of the mortgage over this period, together with interest at a fixed rate on the unpaid balance.

     The GNMA guaranty described above relates only to a payment of principal of and interest on the Ginnie Maes in the Portfolio and not to the Units of the Fund.

PORTFOLIO SUPERVISION

     The Fund follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Experienced financial analysts regularly review the Portfolio and a Security may be sold in certain circumstances including the occurrence of a default in payment on the Security or any other securities backed by the full faith and credit of the United States, institution of certain legal proceedings, if the Security becomes inconsistent with the Fund's investment objectives, a decline in the price of the Security or the occurrence of other market or credit factors that, in the opinion of the Sponsors, makes retention of the Security detrimental to the interests of investors.

     The Sponsors and the Trustee are not liable for any default or defect in a Security. If a contract to purchase any Security fails, the Sponsors may generally deposit a replacement security so long as it is a security issued and guaranteed by GNMA and has a fixed maturity date substantially similar to the failed Security. A replacement security must be deposited within 110 days after the deposit of the failed contract, at a cost that does not exceed the funds reserved for purchasing the failed Security and at a yield to maturity and current return substantially equivalent (considering then current market conditions and relative creditworthiness) to those of the failed Security, as of the date the failed contract was deposited.

RISK FACTORS

     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline with increases in interest rates and that payments of principal may be received sooner than anticipated, especially if interest rates decline. Generally speaking, securities with longer maturities will fluctuate in value more than securities with shorter maturities. In recent years there have been wide fluctuations in interest rates and in the value of fixed-rate bonds generally. The Sponsors cannot predict the direction or scope of any future fluctuations.

     Certain of the Securities may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable debt securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the Fund. The value of Ginnie Maes purchased at a market discount will increase in value faster than Ginnie Maes purchased at a market premium if interest rates decrease. Conversely, if intrest rates increase, the value of Ginnie Maes purchased at a market discount will decrease faster than Ginnie Maes purchased at a premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Ginnie Maes and the prepayment benefit for lower yielding, discount Ginnie Maes will be reduced. The potential for appreciation on the Securities, which could otherwise be expected to result from a decline in interest rates, may tend to be limited by any increased prepayments by mortgagors as interest rates decline. In addition, prepayments of principal on Ginnie Maes purchased at a premium over par will result in some loss on investment which prepayments on Ginnie Maes purchased at a discount from par will result in some gain on investment. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

     The Securities in the Portfolio, though backed by GNMA, are subject to changes in market value when interest rates fluctuate. The Fund seeks to protect against declining interest rates by investing a portion of the Portfolio in longer-term Securities, while if interest rates rise investors will be able to reinvest the proceeds of principal returned each year in higher yielding obligations. It is anticipated that equal portions of principal invested will be returned annually as Securities mature.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the date of this Prospectus which might reasonably be expected to have a material adverse effect upon the Fund. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Fund.

PAYMENT OF THE SECURITIES AND LIFE OF THE FUND

     Monthly payments and prepayments of principal are made to the Fund in respect of the mortgages underlying the Ginnie Maes. All of the mortgages in the pools relating to the Ginnie Maes in the Portfolio are subject to prepayment without any significant premium or penalty at the option of the mortgagors (i.e., the homeowners). While the mortgages on 1-to 4-family dwellings underlying the Ginnie Maes are amortized over a period of up to 30 years, it has been the experience of the mortgage industry that the average life of comparable mortgages, owing to prepayments, is much less. Generally speaking, a number of factors, including mortgage market interest rates and homeowners mobility, will affect the average life of the Ginnie Maes in the Portfolio. Changes in prepayment patterns are influenced by changes in housing cycles and mortgage refinancing could influence yield assumptions used in pricing the securities.

     While the value of these mortgage backed securities generally fluctuates inversely with changes in interest rates, it should be noted that their potential for appreciation, which could otherwise be expected to result from a decline in interest rates, may tend to be limited by any increased prepayments by mortgagors as interest rates decline. Accordingly, the termination of the Fund might be accelerated as a result of prepayments made as described above.

     The size and composition of the Fund will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units and whether or not the Sponsors are able to sell the Units acquired by them in the secondary market. As a result, Units offered in the secondary market may not represent the same face amount of Securities as on the initial date of deposit. Factors that the Sponsors will consider in determining whether or not to sell Units acquired in the secondary market include the size of the Fund relative to its original size, the ratio of Fund expenses to income, the Fund's current and long-term returns, the degree to which Units may be selling at a premium over par and the cost of maintaining a current prospectus for the Fund. These factors may also lead the Sponsors to seek to terminate the Fund earlier than its mandatory termination date.

     Early termination of a Fund or early payments of principal may have important consequences to the investor, e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment; or the overall return on investment may be less or greater than anticipated, depending in part on whether the purchase price paid for Units represented the payment of an overall premium or a discount, respectively, above or below the state principal amounts of the underlying mortgages.

FUND TERMINATION

     The Fund will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Fund may also be terminated earlier by the Sponsors once the total assets of the Fund have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Fund early will be based on factors similar to those considered by the Sponsors in determining whether to continue the sale of Units in the secondary market.

     Notice of impending termination will be provided to investors and thereafter Units will no longer be redeemable. On or shortly before termination, the Fund will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

PUBLIC OFFERING PRICE

     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price plus accrued interest on the Units. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund. In the initial offering period, the Public Offering Price is based on the next offer side evaluation of the Securities, and includes a sales charge based on the number of Units (see Initial Offering sales charge schedule in Appendix A). In the secondary market (after the initial offering period), the Public Offering Price is based on the bid side evaluation of the Bonds, and includes a sales charge based on the number of Units of the Fund purchased in the secondary market on the same day by a single purchaser (see Secondary Market sales charge schedule in Appendix A). Purchases in the secondary market of one or more Series sponsored by the Sponsors that have the same rates of sales charge may be aggregated.

     To qualify for a reduced sales charge, the dealer must confirm that the sale is to a single purchaser or is purchased for its own account and not for distribution. For these purposes, Units held in the name of the purchaser's spouse or child under 21 years of age are deemed to be purchased by a single purchaser. A trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account is also considered a single purchaser. This procedure may be amended or terminated at any time without notice.

     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units at any time at prices including a sales charge of not less than $5 per 1,000 Units.

     Net accrued interest and principal cash, if any, are added to the Public Offering Price, the Sponsors' Repurchase Price and the Redemption Price per Unit. This represents the interest accrued on the Securities, net of Fund expenses, from the initial date of deposit to, but not including, the settlement date for Units (less any prior distributions of interest income to investors). Securities deposited also carry accrued but unpaid interest up to the initial date of deposit. To avoid having investors pay this additional accrued interest (which earns no return) when they purchase Units, the Trustee advances and distributes this amount to the Sponsors; it recovers this advance from interest received on the Securities. Because of varying interest payment dates on the Securities, accrued interest at any time will exceed the interest actually received by the Fund.

EVALUATIONS

     Evaluations are determined by the independent Evaluator on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas, and the following Federal holidays: Martin Luther King's Birthday, Columbus Day and Veterans Day. Securities evaluations are generally determined on the basis of current bid or offer prices for the Securities or comparable securities or by appraisal or by any combination of these methods. Under current market conditions the bid prices for Ginnie Maes of the type deposited in the Portfolio are expected to be 1/4 to 1/2 of 1% less than the offer price. Neither the Sponsors, the Trustee or the Evaluator will be liable for errors in the Evaluator's judgment. The fees of the Evaluator will be borne by the Fund.

CERTIFICATES

     Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Redeem or Sell Units below). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.

HOW TO REDEEM OR SELL UNITS

     You can redeem your Units at any time for net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS WITH THE TRUSTEE

     You can always redeem your Units directly with the Trustee for net asset value. This can be done by sending the Trustee a redemption request together with any Unit certificates you hold, which must be properly endorsed or accompanied by a written transfer instrument with signatures guaranteed by an eligible institution. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

     Within seven days after the Trustee's receipt of your request containing the necessary documents, a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, net accrued interest, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units.

     As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.

     Securities are evaluated on the offer side during the initial offering period and on the bid side thereafter.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors, based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and will also reduce the size and diversity of the Fund. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Selection), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the face amounts of each Security in the Portfolio.

     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order.

SPONSORS' SECONDARY MARKET FOR UNITS

     The Sponsors, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME

     The terms of the Ginnie Maes provide for payment to the holders thereof (including the Fund), on the fifteenth day of each month, of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month, except for the first payment, which is not due until 45 days after the initial issue date of the Security. Interest received is credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund.

DISTRIBUTIONS

     Each Unit receives an equal share of monthly distributions of interest income net of estimated expenses. Along with the Monthly Income Distributions, the Trustee will distribute the investor's pro rata share of principal received from any disposition of a Security to the extent available for distribution. As each Security in the Portfolio matures, the balance in the Capital Account will be distributed on or about the second business day following the maturity date to investors of record on the business day immediately preceding the distribution day.

     A portion of Fund expenses will be deducted from the Income Account and a portion from the Capital Account. The initial estimated annual income per Unit, after deducting estimated annual Fund expenses as stated in Part A of the Prospectus, will change as prepayments occur on the underlying mortgages, as Securities mature, are called or sold or otherwise disposed of, as replacement obligations are deposited and as Fund expenses change. Because the Portfolio is not actively managed, income distributions will generally not be affected by changes in interest rates and the amount of income should be substantially maintained as long as the Portfolio remains unchanged; however, optional prepayments or other Portfolio changes may occur more frequently when interest rates decline, which would result in early returns of principal and possibly earlier termination of the Fund.

REINVESTMENT

     Distributions will be paid in cash unless you elect to have your distributions reinvested in The GNMA Fund Investment Accumulation Program, Inc. The Program is an open-end management investment company whose primary investment objective is to obtain a high level of current income through investment in a portfolio of Ginnie Maes. Investors participating in the Program will be taxed on their reinvested distributions in the manner described in Taxes even though distributions are reinvested in the Program. For more complete information about the Program, including charges and expenses, return the enclosed form for a prospectus. Read it carefully before you decide to participate. Notice of election to participate must be received by the Trustee in writing at least ten days before the Record Day for the first distribution to which the notice is to apply.

FUND EXPENSES


     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The Trustee's fee shown in Part A of this Prospectus assumes that the Fund will reach a size estimated by the Sponsors and is based on a sliding fee scale that reduces the per 1,000 units Trustee's fee as the size of the Fund increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for maintaining the Fund's registration statement current with Federal and State authorities, extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.25 per $1,000 face amount to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Government Securities Income Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to the Defined Asset Funds, currently estimated at $0.10 per 1,000 Units. The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.


     All or some portion of the expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over five years. Any balance of the expenses incurred in establishing the Fund, as well as advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Sales charges on Defined Asset Funds range from under 1.0% to 5.5%. This may be less than you might pay to buy and hold a comparable managed fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

TAXATION OF THE FUND

     The Fund intends to qualify for and elect the special tax treatment applicable to 'regulated investment companies' under Sections 851-855 of the Internal Revenue Code of 1986, as amended (the 'Code'). Qualification and election as a 'regulated investment company' involves no supervision of investment policy or management by any government agency. If the Fund qualifies as a 'regulated investment company' and distributes to investors 90% or more of its taxable income excluding its net capital gain (i.e., the excess of its net long-term capital gain over its short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) it distributes to investors in a timely manner. In addition, the Fund will not be subject to the 4% excise tax on certain undistributed income of 'regulated investment companies' to the extent it distributes to investors in a timely manner at least 98% of its taxable income (including any net capital gain). It is anticipated that the Fund will not be subject to Federal income tax or the excise tax, because the Indenture requires the distribution of the Fund's taxable income (including any net capital gain) in a timely manner. Although all or a portion of the Fund's taxable income (including any net capital gain) for a calendar year may be distributed shortly after the end of the calendar year, such a distribution will be treated for Federal income tax purposes as having been received by investors during the calendar year.

DISTRIBUTIONS


     Distributions of the Fund's net capital gain that are designated as capital gain dividends by the Fund will be taxable to investors as long-term capital gain, regardless of the time the Units have been held by an investor. However, if the Fund were to terminate in less than one year, the Fund would not distribute any capital gain dividends. Distributions to investors of the Fund's interest income, gain that is treated as ordinary income under the market discount rules, and any net short-term capital gain in any year will generally be taxable as ordinary income to investors to the extent of the Fund's taxable income (other than taxable income attributed to its net capital gain) for that year. Distributions in excess of the Fund's taxable income will be treated as a return of capital and will reduce the investor's basis in his Units and, to the extent that such distributions exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It is anticipated that substantially all of the distributions of the Fund's net capital gains will be designated as capital gain dividends and that the Fund's interest income, ordinary gain and any net short-term capital gain will be taxable as ordinary income to investors. Distributions that are taxable as ordinary income to investors will constitute dividends for Federal income tax purposes but will not be eligible for the dividends-received deduction for corporations.

     An investor, other than a dealer in securities, will generally recognize capital gain or loss when the investor disposes of his Units (by sale, redemption or otherwise). In the case of a distribution of Securities to an investor upon redemption of his Units, gain or loss will generally be recognized in an amount equal to the difference between the investor's tax basis in his Units and the fair market value of the Securities received in redemption. Net capital gain may be taxed at a lower rate than ordinary income for certain individuals and other noncorporate taxpayers. Any such capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. However, any capital loss on the sale or redemption of a Unit that an investor has held for six months or less will be a long-term capital loss to the extent of any capital gain dividends previously distributed to the investor by the Fund. The deduction of capital losses is subject to limitations. Under the recently enacted Taxpayer Relief Act of 1997, investors who are individuals and have held their Units for more than 18 months may be entitled to a 20% maximum federal tax rate for gains from the sale of these Units. (See Defining Your Investment--Termination Date.) Prior to the issuance of relevant regulations, it is not certain whether or how the 20% maximum rate will be available with respect to capital gain dividends paid by the Fund. Investors should consult their own tax advisers in this regard.

     Sales of Securities by the Fund (to meet redemptions or otherwise) may give rise to gain (including market discount) to the Fund. The amount of gain will be based upon the cost of the Security to the Fund and will be without regard to the value of the Security when a particular investor purchases his Units. Since distributions of such gain do not generally reduce an investor's tax basis in his Units, an investor may have a corresponding capital loss (or a reduced amount of gain) on a subsequent sale or redemption of his Units.

     The Federal tax status of each year's distributions will be reported to investors and to the Internal Revenue Service. The foregoing discussion relates only to the Federal income tax status of the Fund and to the tax treatment of distributions by the Fund to U.S. investors. Investors who are not U.S. citizens or residents should be aware that distributions from the Fund generally will be subject to a withholding tax of 30%, or a lower applicable treaty rate. Because interest income of the type received by the fund would generally not have been subject to withholding if it had been received directly by the foreign investor, an investment in the Fund is likely to be appropriate for a foreign investor only when that foreign investor can utilize a foreign tax credit or corresponding benefit in respect of such withholding taxes. Foreign investors should consult their own tax advisers to determine whether investment in the Fund is appropriate. Distributions may also be subject to state and local taxation and investors should consult their own tax advisers in this regard.

     Investors will be taxed in the manner described above regardless of whether distributions from the Fund are actually received by the investor or are automatically reinvested (see Income, Distributions and Reinvestment--Reinvestment).

RETIREMENT PLANS

     This Series of Government Securities Income Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging (prior to the year 2000) or tax-deferred rollover treatment. Investors in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsors of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.

     Retirement Plans for the Self-Employed--Keogh Plans. Units of the Fund may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).

     Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units of the Fund. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer retirement plan will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to be distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution. Under the recently enacted Taxpayer Relief Act of 1997 the 10% surtax will be waived for withdrawals for certain educational and first-time homebuyer expenses. The Taxpayer Relief Act also provides, subject to certain income limitations, for a special type of IRA under which contributions would be non-deductible but distributions would be tax-free if the account were held for at least five years and the account holder was at least aged 59 1/2 at the time of distribution.


     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Fund.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Securities and a copy of the Indenture, and supplemental information on the operations of the Fund and the risks associated with the Securities held by the Fund, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the interest and any other receipts being distributed. Within five days after deposit of Securities in exchange or substitution for Securities (or contracts) previously deposited, the Trustee will send a notice to each investor, identifying both the Securities removed and the replacement Securities deposited. The Trustee sends each investor of record an annual report summarizing transactions in the Fund's accounts and amounts distributed during the year and Securities held, the number of Units outstanding and the Redemption Price at year end, the interest received by the Fund on the Securities, the gross proceeds received by the Fund from the disposition of any Security (resulting from redemption or payment at maturity or sale of any Security), and the fees and expenses paid by the Fund, among other matters. The Trustee will also furnish annual information returns to each investor. Investors may obtain copies of Security evaluations from the Trustee to enable them to comply with federal and state tax reporting requirements. Fund accounts are audited annually by independent accountants selected by the Sponsors. Audited financial statements are available from the Trustee on request.

TRUST INDENTURE

     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified on the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The Evaluator may resign or be removed by the Sponsors and the Trustee without the investors' consent. The resignation or removal of either becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee or Evaluator may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains and is agreeable to the resignation. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors, the Trustee and the Evaluator are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor or the Evaluator) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

SPONSORS


     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America; Dean Witter Reynolds, Inc., a principal operating subsidiary of Morgan Stanley, Dean Witter, Discover & Co. and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.


CODE OF ETHICS

     The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Funds.

PUBLIC DISTRIBUTION

     In the initial offering period Units will be distributed to the public through the Underwriting Account and dealers who are members of the National Association of Securities Dealers, Inc. The initial offering period is 30 days or less if all Units are sold. If some Units initially offered have not been sold, the Sponsors may extend the initial offering period for up to four additional successive 30-day periods.

     The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold. Sales to dealers and to introducing dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price, but the Agent for the Sponsors reserves the right to change the rate of any concession from time to time. Any dealer or introducing dealer may reallow a concession up to the concession to dealers.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriter's interest in the Underwriting Account will depend upon the number of Units acquired through the issuance of additional Units.

The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the offer side evaluation on their date of deposit) and the Sponsors' cost of the Securities. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

FUND PERFORMANCE

     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of income and principal distributions reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

     Past performance may not be indicative of future results. The Fund is not actively managed. Unit price and return fluctuate with the value of the Securities in the Portfolio, so there may be a gain or loss when Units are sold.

     Fund performance may be compared to performance data from publications such as Donoghue's Money Fund Report, Lehman Brothers Intermediate Treasury Bond Index, Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's, Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. As with other performance data, performance comparisons should not be considered representative of the Fund's relative performance for any future period.

DEFINED ASSET FUNDS

     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio of bonds and the return are relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term income by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. One's investment objectives may call for a combination of Defined Asset Funds.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

SUPPLEMENTAL INFORMATION

     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive at no cost to the investor supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of Securities that may be part of the Fund's Portfolio and general information about the structure and operation of the Fund.

                                   APPENDIX A

                     INITIAL OFFERING SALES CHARGE SCHEDULE


                                                      SALES CHARGE
                                       (GROSS UNDERWRITING PROFIT)
                                     ----------------------------------
                                      AS PERCENT OF       AS PERCENT OF
                                     OFFER SIDE PUBLIC     NET AMOUNT
          NUMBER OF UNITS            OFFERING PRICE          INVESTED
-----------------------------------  -------------------  -------------
Less than 100,000..................            4.00%            4.167%
100,000-499,999....................            3.00             3.093
500,000-749,999....................            2.50             2.564
750,000-999,999....................            2.00             2.041
1,000,000 or more..................            1.50             1.523


                     SECONDARY MARKET SALES CHARGE SCHEDULE


                                                     SALES CHARGE
                                      (GROSS UNDERWRITING PROFIT)
                                     --------------------------------
                                     AS PERCENT OF      AS PERCENT OF
                                     BID SIDE PUBLIC     NET AMOUNT
          NUMBER OF UNITS            OFFERING PRICE        INVESTED
-----------------------------------  -----------------  -------------
Less than 100,000..................           4.25%           4.439%
100,000-499,999....................           3.25            3.359
500,000-749,999....................           2.50            2.564
750,000-999,999....................           2.00            2.041
1,000,000 or more..................           1.50            1.523


The concession to dealers is 65% of the effective sales charge.

                             Defined
                             Asset FundsSM



SPONSORS/UNDERWRITERS:                  GOVERNMENT SECURITIES
Merrill Lynch,                          INCOME FUND
Pierce, Fenner & Smith Incorporated     GNMA Series--2A
Defined Asset Funds                     A Unit Investment Trust
P.O. Box 9051                           This Prospectus does not contain all of
Princeton, NJ 08543-9051                the information with respect to the
(609) 282-8500                          investment company set forth in its
Smith Barney Inc.                       registration statement and exhibits
Unit Trust Department                   relating thereto which have been filed
388 Greenwich Street--23rd Floor        with the Securities and Exchange
New York, NY 10013                      Commission, Washington, D.C. under the
(212) 816-4000                          Securities Act of 1933 and the
PaineWebber Incorporated                Investment Company Act of 1940, and to
1200 Harbor Boulevard                   which reference is hereby made.
Weehawken, NJ 07087                     Copies of filed material can be obtained
(201) 902-3000                          from the Public Reference Section of the
Prudential Securities Incorporated      Commission, 450 Fifth Street, N.W.,
One New York Plaza                      Washington, D.C. 20549 at prescribed
New York, NY 10292                      rates. The Commission also maintains a
(212) 778-6164                          Web site that contains information
Dean Witter Reynolds Inc.               statements and other information
Two World Trade Center--59th Floor      regarding registrants such as Defined
New York, NY 10048                      Asset Funds that file electronically
(212) 392-2222                          with the Commission at
EVALUATOR:                              http://www.sec.gov.
Kenny S&P Evaluation Services,          ------------------------------
a division of J. J. Kenny Co., Inc.     No person is authorized to give any
65 Broadway                             information or to make any
New York, NY 10006                      representations with respect to this
TRUSTEE:                                investment company not contained in this
The Bank of New York                    Prospectus; and any information or
Unit Investment Trust Department        representation not contained herein must
P.O. Box 974                            not be relied upon as having been
Wall Street Division                    authorized.
New York, NY 10268-0974                 ------------------------------
1-800-221-7771                          When Units of this Fund are no longer
                                        available, this Prospectus may be used
                                        as a preliminary prospectus for a future series, and investors should note the following:
                                        Information contained herein is subject
                                        to amendment. A registration statement
                                        relating to securities of a future
                                        series has been filed with the
                                        Securities and Exchange Commission.
                                        These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                        This Prospectus does not constitute an
                                        offer to sell or a solicitation of an
                                        offer to buy securities in any state in
                                        which such offer, solicitation or sale
                                        would be unlawful prior to registration
                                        or qualification under the securities
                                        laws of any such state.
                                        11322--8/97

                               PART II
       ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. THE FOLLOWING INFORMATION RELATING TO THE DEPOSITORS IS INCORPORATED BY REFERENCE TO THE SEC FILINGS INDICATED AND MADE A PART OF THIS REGISTRATION STATEMENT.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


     Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221
     Smith Barney Inc. ........................................       8-8177
     PaineWebber Incorporated..................................      8-16267
     Prudential Securities Incorporated........................      8-27154
     Dean Witter Reynolds Inc. ................................      8-14172


                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


     Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
     Smith Barney Inc. ........................................     13-1912900
     PaineWebber Incorporated..................................     13-2638166
     Prudential Securities Incorporated........................     13-6134767
     Dean Witter Reynolds Inc. ................................     94-1671384
     The Bank of New York, Trustee.............................     13-4941102

                  SERIES OF GOVERNMENT SECURITIES INCOME FUND,
              MUNICIPAL INVESTMENT TRUST FUND, EQUITY INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC
     SERIES NUMBER                                              FILE NUMBER
--------------------------------------------------------------------------------
Government Securities Income Fund, Monthly Payment U.S.
Treasury Series-1...........................................            2-81969
Municipal Investment Trust Fund, Four Hundred Thirty-Eighth
Monthly Payment Series......................................           33-16561
Government Securities Income Fund, Monthly Payment U.S.
Treasury Series-8...........................................           33-31728
Municipal Investment Trust Fund, Multistate Series-48.......           33-50247
Government Securities Income Fund, U.S. Treasury Strategy
Series-1....................................................           33-48915
Defined Asset Funds Municipal Insured Series................           33-54565
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807


                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II). Consent of independent accountants.

The following exhibits:


 1.1    --Form of Reference Trust Indenture (incorporated by reference to
          Exhibit 1.1 to the Registration Statement of Government Securities Income Fund, Monthly Payment U.S. Treasury Series--22, 1933 Act file No. 33-57173).
 1.1.1 --Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
 1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
 2.1    --Form of Certificate of Beneficial Interest (included in Exhibit
        1.1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading 'Miscellaneous--Legal Opinion' in the Prospectus.
 4.1.1  --Consent of the Evaluator.
 4.1.2  --Consent of Rating Agency.
 5.1    --Consent of independent accountants.
 9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Government Securities Income Fund, Freddie Mac Series--12, 1933 Act File No. 33-56849.

                       GOVERNMENT SECURITIES INCOME FUND
                                GNMA SERIES--2A
                              DEFINED ASSET FUNDS
                                   SIGNATURES

     The registrant hereby identifies the series numbers of Government Securities Income Fund, Municipal Investment Trust Fund, Equity Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 29TH DAY OF AUGUST, 1997.


             SIGNATURES APPEAR ON PAGES R-3, R-4, R-5, R-6 AND R-7.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466 and 33-51607


      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      DANIEL C. TYLER
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441


      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      ROBERT H. LESSIN
      WILLIAM J. MILLS, II
      MICHAEL B. PANITCH
      PAUL UNDERWOOD

      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors                              Number: 33-55073
  of PaineWebber Incorporated:


      JOSEPH J. GRANO, JR.
      DONALD B. MARRON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for PaineWebber Incorporated and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Prudential Securities             have been filed
  Incorporated:                                               under Form SE and
                                                              the following 1933
                                                              Act File Numbers:
                                                              33-41631 and
                                                              333-15919


      ROBERT C. GOLDEN
      ALAN D. HOGAN
      A. LAURENCE NORTON, JR.
      LELAND B. PATON
      VINCENT T. PICA II
      MARTIN PFINSGRAFF
      HARDWICK SIMMONS
      LEE B. SPENCER, JR.
      BRIAN M. STORMS

      By RICHARD R. HOFFMANN
       (As authorized signatory for Prudential Securities
       Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)